EXHIBIT 99.1

POET Technologies Reports Second Quarter 2020 Financial Results

TORONTO, Aug. 20, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the second quarter ended June 30, 2020. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Second Quarter Financial (non-IFRS) and Recent Business Highlights:

  Announced a Letter of Intent (LOI) with Xiamen Sanan Integrated Circuit Co. Ltd (“Sanan IC”) on the formation of a joint venture valued at $50 million;
  Received and accepted as final payment $2.5 million from the Buyer of DenseLight Semiconductor Pte Ltd (“DenseLight”) for a total of $23.5 million paid;
  Extended the expiry dates of 12,545,350 warrants from July 23, 2020 to September 30, 2020; and
  Ended period with cash and cash equivalents of $11.9 million, compared to $1.4 million on December 31, 2019 and $2.1 million on June 20, 2019.

Management Comments

“Our continued progress during the second quarter was highlighted by the signing of an LOI for the formation of a $50 million joint venture with one of the world’s largest manufacturers of light sources,” commented Dr. Suresh Venkatesan, Chairman & CEO. “The sale of our DenseLight subsidiary in late 2019  provided us the ability to focus entirely on the POET Optical Interposer platform and the design of optical engines for transceivers.  Demonstrating that optical engines can be produced at wafer-scale is the final step in validating our long-standing vision for POET’s technology and is an important prerequisite to both the joint venture and for engaging with additional prospective customers on product design and development programs.”

“Complementing these efforts, we’ve recruited and added to the POET team a number of accomplished individuals with proven expertise in photonics technology, product and application development and manufacturing. With this highly experienced team in place, we are actively working to establish the critical processes for the rapid scaling of production to supply optical engines in high volume. Additionally, we recently began  testing POET’s Optical Interposer platform technology with potential partners for markets beyond optical transceivers, including high-speed computing for artificial intelligence.”

Financial Summary

Due to the sale of its wholly owned subsidiary, DenseLight, the Company was required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification.  While the Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction, the financial data below presents the net operations of DenseLight in prior periods as a single line item titled “Income (loss) from discontinued operations (net of taxes)”. The net operations of the Company do not include discontinued operations in the second quarter of 2020 due to closing of the sale in November 2019. Comparative results include those of discontinued operations. The following discussion and the summary table presented at the bottom of this press release are on a proforma, non-IFRS basis.  The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

The Company reported a net loss of ($6.2) million, or ($0.02) per share, in the second quarter of 2020 compared with a net loss of ($3.8) million, or ($0.01) per share, in the second quarter of 2019 and net loss of ($3.5) million, or ($0.01) per share, in the first quarter of 2020. The loss in the second quarter of 2020 included research and development costs of $1.3 million compared to $0.4 million in the second quarter of 2019 and $1.4 million in the first quarter of 2020. The increase compared to the prior year period reflects a redistribution of research and development activities and costs that were previously accounted for by DenseLight and reported as discontinued operations when the organization operated as a single entity. These costs are now accounted for solely by POET. Non-cash expenses in the second quarter of 2020 included stock-based compensation of $0.8 million and depreciation and amortization of $0.2 million. Non-cash stock-based compensation and depreciation and amortization were $0.7 million and $35,000 in the second quarter of 2019 and $0.8 million and $0.2 million respectively in the first quarter of 2020.

During the second quarter, after taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s remaining $5,000,000 receivable. The Company determined, after negotiating payments of $1,500,000, received on June 29, 2020 and $1,000,000, received on July 3, 2020 (subsequent to the quarter end), that the remaining $2,500,000 was not collectible. As a result, the Company recognized a credit loss of $2,500,000 during the period ended June 30, 2020 (nil -2019).

During the second quarter of 2020, the Company had debt related finance costs of $229,000 compared to $198,000 in the second quarter of 2019 and $217,000 in the first quarter of 2020. Of the finance costs recognized in the second quarter of 2020, $130,000 was non-cash compared to $62,000 in the second quarter of 2019 and non-cash finance costs of $108,000 in the first quarter of 2020.

On a non-IFRS basis, cash flow from operations in the second quarter of 2020 was ($1.7) million compared to ($1.1) million in the second quarter of 2019 and ($2.0) million in the first quarter of 2020.

2020 Annual and Special Meeting of Shareholders

As previously announced, the Company will hold its annual and special meeting of shareholders (the “Meeting”) at 1:00 p.m. EDT on Wednesday, August 26, 2020 (the “Meeting Date”) via a virtual on-line platform. Participants attending the Meeting remotely will be able to vote, ask questions and participate electronically in real-time. In addition to the election of directors and the ratification of the appointment of the Company’s auditors, POET shareholders will be asked to approve an increase in the Company’s stock option pool. Following completion of the formal business of the Meeting, executive management will conduct a presentation to review recent developments and outline anticipated upcoming milestones.

Shareholders of record on July 17, 2020 (the “Record Date”) are encouraged to attend the Meeting via the virtual on-line platform using the following access information:

Date and Time: August 26, 2020 at 1:00 p.m. EDT
Virtual Meeting: https://web.lumiagm.com/280759894
Password: poet2020 (case sensitive)

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and relative financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such proforma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

For the Quarter ended:	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19

Research and development	(1,250,475)	(1,419,744)	(836,815)	(373,592)	(422,270)
Depreciation and amortization	(189,582)	(174,317)	(118,912)	(41,748)	(34,798)
Professional fees	(177,149)	(125,001)	(411,001)	(366,885)	(174,296)
Wages and benefits	(475,114)	(543,571)	(441,784)	(375,358)	(403,387)
Management and consulting fees	-	-	(61,260)	(31,230)	(30,834)
Stock-based compensation	(846,485)	(776,783)	(643,315)	(837,637)	(684,861)
General expenses and rent	(559,679)	(213,027)	(270,918)	(162,157)	(231,017)
Debt issuance cost	-	-	(145,917)	(124,522)	(101,901)
Impairment and other loss	(2,500,000)	-	(1,764,459)	-	-
Interest expense	(228,591)	(216,684)	(301,577)	(320,794)	(197,540)
Other income, including interest	18,543	1,362	5,677	40	1,579
Taxes	-	-	292,740	-	-
Income (loss) from discontinued operations (net of taxes)	-	-	8,151,301	(310,332)	(1,500,553)
Net (loss) income	(6,208,532)	(3,467,765)	3,453,760	(2,944,215)	(3,779,878)

Net (loss) income per share	(0.02)	(0.01)	0.01	(0.01)	(0.01)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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